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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          NEW YORK MORTGAGE TRUST, INC.
                          -----------------------------
                                (NAME OF ISSUER)


                     common stock, par value $0.01 per share
                     ---------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   649604 10 5
                                   -----------
                                 (CUSIP NUMBER)


                               Steven B. Schnall
                                  David A. Akre
                          New York Mortgage Trust, Inc.
                           1301 Avenue of the Americas
                            New York, New York 10019
                                 (212) 634-9400
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                          NOTICES AND COMMUNICATIONS)


                                  June 29, 2004
                                  -------------
             (Date of Event which Requires Filing of this Statement)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f)
      or 240.13d-1(g), check the following box. [ ]
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CUSIP No.   649604 10 5


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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Mr. Joseph V. Fierro
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) X
     (b)
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3. SEC Use Only

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4. Source of Funds (See Instructions)       OO

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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e)

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6. Citizenship or Place of Organization     United States

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Number of           7. Sole Voting Power               835,530
Shares Owned        ------------------------------------------------------------
Beneficially
by Each             8. Shared Voting Power             133,100
Reporting           ------------------------------------------------------------
Person With
                    9. Sole Dispositive Power          835,530
                    ------------------------------------------------------------

                    10. Shared Dispositive Power       133,100
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11. Aggregate Amount Beneficially Owned by Each Reporting Person    968,630

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)

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13. Percent of Class Represented by Amount in Row (11)    5.3%

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14. Type of Reporting Person (See Instructions)    HC

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1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
 "'            2004  Joseph V. Fierro Grantor Retained Annuity Trust
               Tax I.D. Number:  ###-##-####
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) X
      (b)
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3. SEC Use Only

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4. Source of Funds (See Instructions)       OO

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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e)

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6. Citizenship or Place of Organization     Delaware

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Number of                  7. Sole Voting Power               0
Shares Owned               -----------------------------------------------------
Beneficially
by Each                    8. Shared Voting Power             133,100
Reporting                  -----------------------------------------------------
Person With
                           9. Sole Dispositive Power          0
                           -----------------------------------------------------

                           10. Shared Dispositive Power       133,100

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11. Aggregate Amount Beneficially Owned by Each Reporting Person    133,100

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)

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13. Percent of Class Represented by Amount in Row (11)    0.73%

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14. Type of Reporting Person (See Instructions)      OO

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ITEM 1. SECURITY AND ISSUER

      This statement related to shares of common stock, par value $0.01 per share (the "Shares"), of New York Mortgage Trust, Inc., a Maryland corporation (the "Issuer"). The principal executive office of the Issuer is located at 1301 Avenue of the Americas, New York, New York 10019.

ITEM 2. IDENTITY AND BACKGROUND

(a) This form is being filed by Joseph V. Fierro ("Fierro") and the 2004 Joseph
V. Fierro Grantor Retained Annuity Trust (the "Fierro Trust") (Fierro and the Fierro Trust collectively, the "Reporting Persons").

(b) - (c), (f) Fierro's present principal occupation is Chief Operating Officer of The New York Mortgage Company, LLC, a wholly-owned subsidiary of the Issuer, and the principal business where such employment is conducted is 1301 Avenue of the Americas, New York, New York 10019. Fierro is a citizen of the United States. The Fierro Trust is a Delaware trust whose business address is 1301 Avenue of the Americas, New York, New York 10019.

(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the Reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      On June 29, 2004, Fierro acquired 691,900 shares directly and 133,100 shares indirectly through the Fierro Trust as consideration for the contribution of Fierro's and the Fierro Trust's ownership interests in The New York Mortgage Company, LLC to the Issuer. On June 29, 2004, the Issuer issued 30,580 shares of restricted stock to Fierro pursuant to the Issuer's 2004 Stock Incentive Plan. No consideration was paid for these shares. On June 29, 2004, the Issuer awarded 52,950 stock options to Fierro pursuant to the Issuer's 2004 Stock Incentive Plan. No consideration was paid for these options. The options have an exercise price of $9.00 per share. On June 29, 2004, Fierro purchased and acquired 60,000 shares for cash through the Issuer's directed share program at $8.37 per share. On June 29, 2004, Fierro purchased and acquired 100 shares for cash at $8.75 per share through an open market purchase.
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ITEM 4. PURPOSE OF TRANSACTION

      On June 29, 2004, Fierro acquired 691,900 shares directly and 133,100 shares indirectly through the Fierro Trust as consideration for the contribution of Fierro's and the Fierro Trust's ownership interests in The New York Mortgage Company, LLC to the Issuer. On June 29, 2004, the Issuer issued 30,580 shares of restricted stock to Fierro pursuant to the Issuer's 2004 Stock Incentive Plan. On June 29, 2004, the Issuer awarded 52,950 stock options to Fierro pursuant to the Issuer's 2004 Stock Incentive Plan. On June 29, 2004, Fierro purchased and acquired 60,000 shares through the Issuer's directed share program. On June 29, 2004, Fierro purchased and acquired 100 shares through an open market purchase. Both Fierro and the Fierro Trust acquired the shares set forth above for investment purposes and not with a view to, or for resale in connection with, any distribution thereof, and the Reporting Persons do not have a present intention of selling, granting any participation in, or otherwise distributing the acquired shares set forth above. Both Fierro and the Fierro Trust presently have no plan or proposal which relate to or would result in any of the events described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of June 29, 2004, Fierro was the record and beneficial owner of 968,630 Shares representing 5.3% of the issued and outstanding Shares of the Issuer. As of June 29, 2004, the Fierro Trust was the record and beneficial owner of 133,100 Shares representing 0.73% of the issued and outstanding Shares of the Issuer.

(b) Fierro has the sole power to vote and to dispose of 835,530 Shares. Fierro has shared voting power and shared dispositive power over 133,100 Shares. The Fierro Trust has the sole power to vote and to dispose of 0 Shares. The Fierro Trust has shared voting power and shared dispositive power over 133,100 Shares.

(c) - (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      All of the Shares held by the Reporting Persons are subject to a lock-up agreement restricting any sale, transfer or other disposition of the Shares for 180 days following June 29, 2004.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Exhibit 99.1 Joint Filing Agreement
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                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

DATED:  July 9, 2004                        REPORTING PERSONS:


                                              /s/ JOSEPH V. FIERRO
                                            -------------------------------
                                            JOSEPH V. FIERRO



                                            2004 JOSEPH V. FIERRO GRANTOR
                                            RETAINED ANNUITY TRUST



                                            By:  /s/ JOSEPH V. FIERRO
                                               ----------------------------
                                            Name: Joseph V. Fierro

                                            Its:  Trustee